December 19, 2024

Ka Fai Yuen
Chief Executive Officer
TOP Financial Group Limited
118 Connaught Road West
Room 1101
Hong Kong

       Re: TOP Financial Group Limited
           Post-Effective Amendment No. 1 to Registration Statement on Form F-3 Filed December 2, 2024
           File No. 333-273066
Dear Ka Fai Yuen:

       We have reviewed your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form F-3
General

1. We note that you appear to be relying on General Instruction I.B.5 of Form F-3 to conduct a limited primary offering. Please confirm whether you are relying on this instruction, and if so, provide the disclosure required by Instruction 7 to General
       Instruction I.B.5 of Form F-3.
2. Please confirm that you will include in future Exchange Act filings all applicable disclosures you include, or will include, in this registration statement in response to our comments.
Cover Page

3. Please disclose prominently on the prospectus cover page that you are not a Hong
       Kong operating company but a Cayman Islands holding company with operations
 December 19, 2024
Page 2

      primarily conducted by your subsidiaries based in Hong Kong and that this structure involves unique risks to investors. Disclose that investors may never hold equity interests in the Hong Kong operating subsidiaries. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which
      would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-
      reference to your detailed discussion of risks facing the company and the offering as a result of this structure, including within any disclosure you incorporate by reference, as applicable.
4. Provide prominent disclosure about the legal and operational risks associated with
      being based in or having the majority of the company   s operations in
Hong Kong.
      Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and
      regulatory actions by China   s government, such as those related to data
security or
      anti-monopoly concerns, have or may impact the company   s ability to
conduct its
      business, accept foreign investments, or list on a U.S. or other foreign exchange.
      Please disclose the location of your auditor   s headquarters and whether
and how the
      Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
5. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries are conducting the business
      operations. Refrain from using terms such as    we    or    our    when
describing activities
      or functions of a subsidiary. For example, disclose, if true, that your subsidiaries primarily conduct operations in Hong Kong and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
6. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Prospectus Summary, page 1

7. Provide a clear description of how cash is transferred through your organization.
      Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.
 December 19, 2024
Page 3

       Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
       investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and
       U.S. investors as well as the ability to settle amounts owed under applicable agreements.
8. In your next post-effective amendment, please include a summary of your enforcement of civil liabilities disclosure within the Prospectus
Summary.
9. We note the following disclosures in your summary of key information under Item 3 of the Form 20-F for the fiscal year ended March 31, 2024 and incorporated by reference:
           Under    Permission Required from the Hong Kong Authorities    you
disclose at
           page 6 that "[n]either we nor any of our subsidiaries are required to obtain any permission or approval from Hong Kong authorities to offer the securities of
           TFGL to foreign investors."
           Under    Recent Regulatory Development in the PRC    you disclose at
page 7 that
           "[i]n connection with our issuance of securities to foreign investors, under current
           PRC laws, regulations and regulatory rules...we do not believe we are currently required to obtain permissions from or complete any filing with the CSRC, or required to go through cybersecurity review by the CAC...."
       Please disclose how you reached your conclusions, including whether you are relying on the opinion of counsel. If you relied on advice of counsel, you should identify counsel and file the consent of counsel as an exhibit to the registration statement. If you did not consult counsel, you should explain why. Please include any revised disclosure directly within the Prospectus Summary section of your next post-effective amendment filing.
Risk Factors, page 6

10. Similarly, we note the following risk factors included in your March 31, 2024 Form
       20-F, in which you do not clearly state whether your conclusions are based upon the advice of counsel:
              We may become subject to a variety of PRC laws and other
obligations
           regarding data security offerings...    (page 12); and
              The enforcement of foreign civil liabilities in the Cayman Islands and Hong
           Kong...    (pages 13     14).
       Please address the substance of our preceding comment above with respect to these risk factors, and include any revised disclosure directly within the Risk Factors section of your next post-effective amendment filing.
Enforceability of Civil Liabilities, page 27

11. We note your disclosure that five of your seven directors and officers are nationals and/or residents of countries other than the United States. Please revise to clarify whether any of such individuals are located in Hong Kong or the PRC. If so, please
 December 19, 2024
Page 4

       identify the relevant individuals and discuss, both here and in a related risk factor, the difficulty of bringing actions against them and enforcing judgments against them.
12. We note the following revisions in the section titled "Enforceability of Civil
       Liabilities" on page 27 of your post-effective amendment filing as compared to your disclosure in the same section in your IPO registration statement on Form F-1 (333-
       259441), which was declared effective on May 31, 2022:
           You removed your disclosure that "there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States." Additionally, you removed the name of previously-identified Cayman counsel whose advice you have relied upon for your disclosures in this section.
           You removed your disclosure regarding enforceability of civil liabilities in Hong
           Kong, including your statement that such disclosure is based upon the advice of previously-identified Hong Kong counsel.
       Please restore your disclosures in these areas, or provide us with your analysis as to why such changes are appropriate. Additionally, please file the consent of counsel(s)
       to the extent applicable and required. Refer to Item 601(b)(23) of Regulation S-K.
Exhibits

13.    Please revise the exhibit index to include the consent of counsels. See
Item 601(b)(23)
       of Regulation S-K. Note that if counsel   s consent is included in
another exhibit, you
       may indicate this in the exhibit index.
14. We note that the auditor's consent filed as Exhibit 23.1 refers to the registration statement as "Amendment No. 1 to Form F-3," although it is the first post-effective amendment to your registration statement on Form F-3. Please file a revised signed consent that clarifies the filing referenced.
15. Please refer to your fee table filed as Exhibit 107 and address the following points:
           Revise to identify the    Ordinary Shares    as    Class A Ordinary
Shares,    or advise.
           We note from the prospectus cover page that you may offer share purchase contracts and share purchase units, among others, from time to time. Please revise the fee table to include all securities you are seeking to register for sale, including the share purchase contracts and share purchase units.
 December 19, 2024
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 or David Lin at 202-551-3552 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Yuning Bai